337666210 v1 SPROUT SOCIAL, INC. INDUCEMENT GRANT FRAMEWORK 1. Purpose; Relationship to 2019 Plan. This Sprout Social, Inc. Inducement Grant Framework (this “Framework”) is hereby adopted by the Board of Directors (the “Board”) of Sprout Social, Inc., a Delaware corporation (the “Company”), to establish the terms under which the Board or the Compensation Committee thereof (the “Committee”) may grant equity awards pursuant to the “inducement grant” exception provided under Nasdaq Listing Rule 5635(c)(4) and the related guidance under Nasdaq IM-5635-1 (collectively, the “Inducement Award Rules”), as an inducement material to eligible individuals entering into employment with the Company (collectively, “Inducement Awards”). Any such Inducement Awards shall be made outside of, but pursuant to the terms and conditions of, the Company’s 2019 Incentive Award Plan, as may be amended from time to time (the “2019 Plan”), including, without limitation, the definitions, adjustment provisions, and other administrative provisions set forth therein. In the event of any conflict between this Framework and the 2019 Plan, the terms of the 2019 Plan shall control. 2. Inducement Pool. The Company hereby reserves 1.8 million shares of its Class A common stock, par value $0.001 per share (“Shares”), for issuance in connection with Inducement Awards granted pursuant to this Framework (the “Inducement Pool”). The Shares underlying the Inducement Pool shall not reduce, and shall have no impact on, the number of Shares available for grant under the 2019 Plan. 3. Inducement Grant Exception. All Inducement Awards granted pursuant to this Framework shall be subject to the Inducement Award Rules. Inducement Awards must be granted by either the independent members of the Committee or by a majority of the Company’s independent directors and may be granted only to individuals who were not previously an employee or director of the Company, or who are commencing employment following a bona fide period of non-employment with the Company, in each case where the Inducement Award is a material inducement to the individual’s entering into employment with the Company, as required by the Inducement Award Rules. 4. Award Types; Award Agreements. The Committee may grant Inducement Awards in any form of award permitted under the 2019 Plan, including, without limitation, in the form of restricted stock units (“RSUs”). Each Inducement Award shall be evidenced by, and subject to, the terms and conditions of an award agreement in a form approved by the Committee. A form of grant notice and award agreement for Inducement Awards outside of the 2019 Plan for use in connection with Inducement Awards in the form of RSUs is attached hereto as Appendix A- 1. The specific terms and conditions of each Inducement Award, including the number of Shares, vesting schedule, and any performance or other conditions, shall be determined by the Committee at the time of grant and set forth in the applicable award agreement. 5. Administration. This Framework shall be administered by the Committee in accordance with the terms of the 2019 Plan. The Committee shall have full authority to interpret this Framework, to determine the terms and conditions of Inducement Awards, and to take all other actions necessary or appropriate to administer this

337666210 v1 Framework, subject to the terms and conditions of the 2019 Plan. All decisions, determinations, and interpretations of the Committee with respect to this Framework shall be final and binding.

337666210 v1 Appendix A-1 Form of Non-Plan Inducement RSU Grant Notice and Award Agreement [See attached.]